                              INFORMATION STATEMENT


                    Pursuant to Section 14(f) and Rule 14f-1
                    Under the Securities Exchange Act of 1934


                    INNOFONE.COM, INC., A Nevada Corporation
                                (Name of Issuer)


        This information is being provided by the Issuer (the "Registrant") on or about October 2, 2001 to the holders of record of shares of the Registrant's common stock, par value $0.001 per share (the "Common Stock"), in connection with the designation of certain persons as directors of the Registrant pursuant to that certain Agreement and Plan of Reorganization dated September 10, 2001 by and between the Registrant, as purchaser, Digital Micro Distribution Canada, Inc., an Ontario corporation ("DMD"), and Sumit Majumdar, as the selling shareholder (the "Agreement"). The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 of the Securities and Exchange Commission (the "SEC") thereunder.

        A true and correct copy of the Agreement is being provided herewith as
Exhibit 2. An additional copy has been filed with the SEC under cover of a Current Report on Form 8-K on September 25, 2001 as Exhibit 2 thereto. That copy may be reviewed online via the SEC's website, http://www.sec.gov. Notwithstanding the foregoing, the terms of the Agreement are summarized below.

        The Agreement provides that at the closing of the transactions contemplated by the Agreement (the "Closing"), Mr. Majumdar will sell and transfer to the Registrant the sole issued and outstanding share of the capital stock of DMD (the "DMD Share"), and in exchange, the Registrant will issue and deliver an aggregate of Sixty-seven Million (67,000,000) shares of its Common Stock to Mr. Majumdar. This transaction as contemplated in the Agreement is sometimes referred to below as the "Exchange."

        Nevada law does not require approval of the Exchange by the Registrant's shareholders, and such approval will not be sought.

        The Exchange is anticipated to be treated as a tax-free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended, and the Registrant expects to account for its acquisition of DMD using the purchase method of accounting.

        The Closing is expected to occur on or about October 12, 2001, however, there is no assurance that the transaction will be consummated. THE AGREEMENT PROVIDES THAT, UPON THE CLOSING, THE CURRENT OFFICERS AND DIRECTORS WILL RESIGN FROM OFFICE AND BE REPLACED BY PERSONS DESIGNATED BY MR. MAJUMDAR. Other than as disclosed in this Information Statement, there is no arrangement or understanding between the Registrant (or any of its officers or directors) and any other person pursuant to which such person was or is to be selected as a director or officer. The directors and officers are expected to devote their time to the Registrant's affairs on an "as needed" basis, but will not be required to make any specific portion of their time available to the Registrant.

        The information provided below is substantially equivalent to the information which would be required by Items 6(a), (d), and (e), 7, and 8 of
Schedule 14A of Regulation 14A to be transmitted if such person or persons were nominees for election as directors at a meeting of the issuer's security holders.


Item 6. Voting Securities and Principal Holders Thereof.

        (a) The Registrant has two classes of voting securities, its Preferred Stock and its Common Stock. Each share of both classes is entitled to one (1) vote per share on all matters submitted to a vote of the shareholders, including, without limitation, at meetings of the Registrant's shareholders for the election of members of Registrant's board of directors. As of August 31, 2001, there were 31,734,837 shares of Registrant's Common Stock and 1,250,000 shares of its Preferred Stock issued and outstanding, entitled to an aggregate of 32,984,837 votes for the election of directors.

        (d) The information required by Item 403 of Regulation S-K ("Security Ownership of Certain Beneficial Owners and Management") is as follows:

                (a) Security Ownership of Certain Beneficial Owners. The following information is provided with respect to any person known to the Registrant to be the beneficial owner of more than five percent of the Registrant's voting securities.

                    Name              Amount
                 And Address       And Nature Of
Title Of        Of Beneficial        Beneficial          Percent
 Class              Owner            Ownership           Of Class
--------        -------------      --------------        --------
Common         Larry Hunt/1         4,745,100/2           13.62%
Common         Ron Crowe/3          3,427,871/4            9.66%
Common         Richard Quinney/5    4,737,300/6           13.35%

----------

1/ Includes shares held in the name of TelTech Capital Management, a corporation owned by Mr. Hunt ("TelTech").

2/ Includes 937,500 Common Shares that TelTech (and thus Mr. Hunt) would acquire upon the conversion of 312,500 Preferred Shares held by TelTech at a ratio of 3 shares of Common for every one share of Preferred, which conversion would occur upon the achievement of a certain economic milestone by the Registrant.

3/ Includes shares held in the name of Bala Management and Merrico Personnel Inc. ("Merrico"), both corporations owned by Mr. Crowe.

4/ Includes 673,829 Common Shares that Merrico (and thus Mr. Crowe) would acquire upon the conversion of 224,610 Preferred Shares held by Merrico at a ratio of 3 shares of Common for every one share of Preferred, which conversion would occur upon the achievement of the economic milestone mentioned in 2/ above.

5/ Includes shares held in the name of Angela Quinney (Mr. Quinney's wife) and by GQ & Associates, a corporation owned by Mrs. Quinney ("GQ").

6/ Includes 937,500 Common Shares that Mr. Quinney, Mrs. Quinney, and GQ would acquire upon the conversion of 312,500 Preferred Shares held by those three persons at a ratio of 3 shares of Common for every one share of Preferred, which conversion would occur upon the achievement of the same economic milestone.


                (b) Security Ownership of Management. The following information is provided with respect to all shares of the Registrant beneficially owned by all directors and nominees, each of the named executive officers, and all directors and executive officers of the Registrant as a group (and assuming the conversion of the shares of Registrant's Preferred Shares into Common Shares upon the terms, and for the holders, identified in (a) above):

                                        Amount
                     Name            And Nature Of
Title Of        Of Beneficial          Beneficial         Percent
 Class              Owner              Ownership          Of Class
--------        -------------        --------------       --------
Common      Larry Hunt                 4,745,100           13.37%
Common      Ron Crowe                  3,427,871            9.66%
Common      Richard Quinney            4,737,300           13.35%
Common      Stephane Solis                nil                nil
Common      Bruce Boyden                  nil                nil
Common      Walter Pickering              nil                nil
Common      All directors, nomi-
              nees, and executive
              officers, as a group     12,910,271           36.38%

                (c) Changes in Control. As discussed above, pursuant to the Agreement, the Registrant has agreed to purchase from Mr. Majumdar the sole issued and outstanding share of the capital stock of DMD (the "DMD Share"). The consideration to be paid by the Registrant to Mr. Majumdar for the DMD Share shall be the issuance of Sixty-seven Million (67,000,000) shares of the Registrant's Common Stock, which shall upon issuance constitute Sixty-seven percent (67%) of the Registrant's total then-issued and outstanding shares. The Agreement also provides that upon the closing of the transaction, all of the Registrant's current directors shall resign and be replaced by persons designated by Mr. Majumdar. The result of this acquisition of DMD and issuance of stock to Mr. Majumdar, assuming the transaction closes, shall be a change in control of the Registrant at the time of closing.

                        The material terms and conditions of the Agreement are summarized below. For more detailed and complete information concerning the Exchange, please refer to the Agreement.

                        Exchange of Shares. Registrant will issue Sixty-seven Million (67,000,000) shares of its Common Stock to Mr. Majumdar (DMD's sole shareholder), in exchange for which Mr. Majumdar will transfer to the Registrant the sole issued and outstanding capital share of DMD. As a result of the Exchange, DMD will become a wholly-owned subsidiary of the Registrant. The Exchange will not cause any change in the Certificate of Incorporation or Bylaws of the Registrant.

                        Shares Received by Mr. Majumdar. The shares of Common Stock issued to Mr. Majumdar will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), but will be issued in reliance upon an exemption from the Securities Act's registration requirements under Section 4(2) thereof. The Registrant believes that the exchange of shares contemplated in this Information Statement will be exempt from registration under Section 4(2) of the Securities Act on the basis that it is a transaction not involving a public offering, because: (a) the newly issued shares will be offered solely to a small, identifiable class of persons, namely Mr. Majumdar, the sole shareholder of DMD; (b) Mr. Majumdar has affirmatively represented to the Registrant that, among other things, he is taking his shares for investment with no current intention of reselling or distributing those shares; and (c) all shares issued to Mr. Majumdar will bear a customary form of investment legend restricting transfer, and a stop transfer order will be placed in the transfer records as to all such shares attesting that these shares may not be sold, pledged, hypothecated, or otherwise transferred unless first registered under the Securities Act, or pursuant to an available exemption from such registration requirements.

                        Changes in Officers and Directors. At the Closing, Mr. Majumdar and certain other individuals to be designated by him ("Designees") will become directors of the Registrant, and all of the Registrant's present directors and officers will cease to be such. Immediately following the Closing, Mr. Majumdar and the Designees will constitute all of the directors of the Registrant. The Registrant's newly-constituted board of directors will then appoint new officers.

                        Conditions Precedent to Closing. The Registrant, DMD, and Mr. Majumdar are not required to complete the Exchange unless a number of conditions are satisfied by Closing, including the following: (a) all material consents and authorizations required in connection with the performance of the Agreement have been obtained; (b) neither the Registrant nor DMD have experienced any materially adverse changes in operations or financial condition since the date of the Agreement; (c) the representations and warranties of the parties are true and correct; and (d) all covenants of the parties have been fulfilled and all deliveries of documents have been made, as of the Closing.

                        Termination. The Agreement may be terminated by either party if the Closing does not occur by September 30, 2001, unless extended. In addition, the Agreement may be terminated by the mutual written agreement of the Registrant, DMD, and Mr. Majumdar, and may be terminated by any party if the conditions precedent to the parties' respective obligations are not satisfied, or if the closing of the Exchange becomes inadvisable.

                        Effect of Exchange. Once the Exchange is completed, DMD will become the sole operating subsidiary of the Registrant. Through its only operating predecessor subsidiary, Innofone Canada, Inc., the Registrant was engaged in the telecommunications business of providing long distance telephone services, cellular services, and internet services. Innofone Canada was declared bankrupt on May 3, 2001 under the Bankruptcy and Insolvency Act of Canada, and its assets are in the process of being liquidated. From that date, to the present, the Registrant has suspended all business operations. As disclosed in the Registrant's filings thereafter with the SEC, the Registrant has been actively seeking to be acquired by or acquire an interest in a business entity that desires the perceived advantages of association with a corporation with a class of securities registered under the Exchange Act, such as Registrant. It was anticipated that the business engaged in by any such entity would likely be different from that in which the Registrant through Innofone Canada was previously engaged. As set forth below, the business of DMD is indeed different. Nevertheless, because the Registrant has no operating business and only nominal assets, management believes that consummation of the transaction with DMD to be in the best interests of the Registrant. Thereafter, assuming Closing of the Agreement, the Registrant intends to continue operating DMD in the industry and business that corporation is currently pursuing.

                        Brief Description of DMD. Since its incorporation in 1998, DMD has become a leader in the disassembly and distribution of used and refurbished, end-of-line new and used personal computers and related servers, peripherals, and components. DMD's core business is serving as a clearing house and distribution center for the hundreds of thousands of used, off-lease computers, monitors, and printers that become surplus to corporations every year. Further information on DMD is available through its World Wide Web internet site at http://www.digitalmicro.net. Information on the DMD web site has been prepared solely by DMD and its agents and representatives prior to consummation of this transaction, and the Registrant can assume no responsibility for any representations or content contained in that site until completion of the exchange.

        (e) Except for the transaction just discussed above, no change in control of the Registrant has occurred since the beginning of its last fiscal year.


Item 7. Directors and Executive Officers.

        (a) The information required by Instruction 4 to Item 103 of Regulation S-K ("Legal Proceedings") with respect to directors and executive officers of the Registrant is as follows:

                4. No directors, officers, or affiliates of the Registrant, no owners of record or beneficially of more than five percent of any class of voting securities of the Registrant, and no associate of any such director, officer, affiliate of the Registrant, or security holder is a party adverse to the Registrant or any of its subsidiaries or has a material interest adverse to the Registrant or any of its subsidiaries.


        (b) The information required by Items 401, 404(a) and (c), and 405 of Regulation S-K is as follows:


                Item 401. Directors, Executive Officers, Promoters and Control Persons.

                        (a) Identification of Directors. The following are all current directors and persons nominated to become directors of the Registrant:

Name                  Age    Position/Office       Term of Office       Period Served
----                  ---    ---------------       --------------       -------------
Larry Hunt            43     Director              Annual               June 98 to Current
Richard Quinney       52     Director              Annual               June 98 to Current
Stephane Solis        43     Director              Annual               May 01 to Current
Bruce Boyden          46     Director              Annual               June 01 to Current
Walter Pickering      52     Director              Annual               May 01 to Current

Sumit Majumdar        25     Director              Annual               Nominee
Janne Vilhunen        30     Director              Annual               Nominee
Frank Jasek           41     Director              Annual               Nominee

        There are no arrangements or understandings between any person listed on the above table and any other person(s) pursuant to which he was or is to be selected as a director or nominee.

                        (b) Identification of Executive Officers. The following are all current executive officers and persons chosen to become executive officers of the Registrant:

Name                  Age    Position/Office       Term of Office       Period Served
----                  ---    ---------------       --------------       -------------
Larry Hunt            43     President & CEO       Elected by Board     June 98 to Current
Richard Quinney       52     CFO                   Elected by Board     June 98 to Current

Sumit Majumdar        25     President             Elected by Board     Nominee
Janne Vilhunen        30     CEO                   Elected by Board     Nominee
Frank Jasek           41     CFO                   Elected by Board     Nominee

        There are no arrangements or understandings between any person listed on the above table and any other person(s) pursuant to which he was or is to be selected as an executive officer or nominee.

                        (c) Identification of Certain Significant Employees. There are no persons expected to become employees of the Registrant who are expected to make significant contributions to its business.

                        (d) Family Relationships. Richard Quinney, the Registrant's CFO and a director, is a brother-in-law of Ronald Crowe, who is also the uncle of the wife of Larry Hunt, a director, President, and CEO of the Registrant. All three are holders of greater than five percent of the Registrant's voting stock. Other than the foregoing, there are no family relationships between any director, executive officer, or person nominated by the Registrant to become a director or executive officer.

                        (e) Business Experience. (1) Background. The business experience during the past five years of each director, executive officer, and nominee to become a director or executive officer, including each person's principal occupations and employment during the past five years, the name and principal business of any corporation or other organization where such employment was carried on, and whether such corporation is a parent, subsidiary, or other affiliate of the Registrant is as follows.

                                Larry J. Hunt: From June 1995 until June 1998,
Mr. Hunt was the President of Direct Quest Inc., a U.S. based Internet service provider, providing, among other things, web-hosting, website design, and a multilingual internet directory for communities throughout North America. While at Direct Quest, he established internet service operations in Canada and the United States. Mr. Hunt served as President, Chief Executive Officer, and a director of the Registrant since inception. In addition, he served as president of Innofone Canada, the Registrant's former Canadian operating subsidiary, from June 1998 through October 1999. He also served as Innofone Canada's Chief Executive Officer since June 1998.

                                Richard Quinney: From 1972 through early 1998,
Mr. Quinney was employed by KPMG (and its predecessor Peat Marwick Main) in various capacities, becoming a partner in 1981. In February 1998, Mr. Quinney resigned from KPMG, and entered into an affiliation with Collins Barrow, Chartered Accountants, through his company Quinney & Associates, pursuant to which Mr. Quinney is a trustee in bankruptcy. Mr. Quinney only pursues this business through referrals from Collins Borrow, and spends no more than 10% of his time on this business. He has served as Chief Financial Officer and as a director of the Registrant since its inception on June 26, 1998.

                                Stephane Solis: An independent consultant
providing financial services to emerging companies in the technology sector. Mr. Solis was previously with Groome Capital.com Inc., leading that company's corporate finance activities in Montreal. Prior to that, Mr. Solis co-founded GLS Capital Inc. in 1993, an institutional research boutique specializing in the information technology sector. Two years later, Mr. Solis sold GLS Capital to Yorkton Securities Inc. and joined the corporate finance team heading the company's Montreal operations. He holds a B.A in Political Sciences from the University of Quebec and an M.A in Economics from McGill University. Mr. Solis currently serves as Director on the board of Equilar Capital Corporation and its wholly owned subsidiary Credit-Chip Corporation.

                                Bruce Boyden: Attorney Boyden is a barrister and
solicitor in the Province of Ontario, Canada, and a member of the Law Society of Upper Canada. He specializes in corporate and commercial law with an emphasis on corporate governance of public companies. Mr. Boyden has been a director and officer of several emerging companies. He joined the Registrant's board in June, 2001.

                                Walter Pickering: Mr. Pickering joined the
Innofone board with more than 23 years management experience, with the last 15 years being spent in the high tech sector. As President of a management consulting firm in British Columbia (BC), Canada, Mr. Pickering worked with major BC universities, companies, the National Research Council, the Science Council of BC, and a large number of engineering and R&D firms since 1987. For the past three years, he has also held the position of Executive Director of the Canadian Institute for Market Intelligence, an NRC-financed Institute. He has also had significant experience in the past 10 years with international technology transfer in Asia and Central Europe. Mr. Pickering has a Masters in Business, and has served on the Board of several public companies, including Waverider (WAVC) and ePhone (EPHO).

                                Sumit Majumdar: Director- and President-Nominee
Mr. Majumdar, the founder of Digital Micro Distribution Canada Inc., has extensive experience in the used and refurbished computer distribution industry. Bringing both technical and sales experience, Mr. Majumdar was instrumental in bringing DMD to its current profitable position.

                                Janne Vilhunen: Director- and CEO-Nominee Mr.
Vilhunen, a native of Finland, received his MBA from the SUNY at Buffalo specializing in Finance. Formerly an analyst at Bloomberg Financial, Mr. Vilhunen has extensive management experience.

                                Frank Jasek: Director- and CFO-Nominee Mr. Jasek
is a registered Chartered Accountant with over 15 years of experience. He was instrumental in the founding of several publicly traded companies. Mr. Jasek is currently a partner in the Prapevesis-Jasek accounting firm. He has had extensive experience dealing with both US and Canadian based companies, including experience in cross-border taxation and GAAP.

                                (2) Directorships. No directorships are held by
any director or person nominated to become a director of Registrant in any other company with a class of securities registered under Section 12 or subject to the requirements of Section 15(d).

                        (f) Involvement in Certain Legal Proceedings. No director, person nominated to become a director, or executive officer of Registrant was involved in any material legal proceeding during the past five years.

                        (g) Promoters and Control Persons. No promoter or control person of Registrant was involved in any material legal proceeding during the past five years.


                Item 404. Certain Relationships and Related Transactions.

                        (a) Transactions With Management and Others. Since the beginning of the Registrant's last fiscal year, there have been no transactions, or series of similar transactions, or any currently proposed transaction, or series of similar transactions, to which the Registrant or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of the Registrant's directors, executive officers, nominees for election as a director, any security holders known to the Registrant to own of record or beneficially more than five percent of any class of the Registrant's voting securities, and any member of the immediate family of any of the foregoing persons had, or will have, a direct or indirect material interest.

                        (c) Indebtedness of Management. None of the directors, executive officers, or nominees for election as a director, no member of the immediate family of any such person, no corporation or organization the equity securities of which any of the foregoing persons were an executive officer or partner or beneficial owner of 10 percent or more of the entity's equity securities, and no trust or estate in which any of the foregoing persons held a substantial beneficial interest or of which they served as trustee, was indebted to the Registrant or its subsidiaries at any time since the beginning of the Registrant's last fiscal year in an amount in excess of $60,000.

                Item 405. Compliance With Section 16(a) of the Exchange Act.

                        (a) Based solely upon a review of Forms 3 and 4 and amendments thereto, and Forms 5 and amendments thereto and any written representation by a reporting person that no Form 5 was required, furnished to the Registrant during its most recent fiscal year, no person who, at any time during the fiscal year, was a director, officer, beneficial owner of more than 10 percent of any class of equity securities of the Registrant, failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year or prior fiscal years.


        (c) The information required by Items 404(b) of Regulation S-K is as follows:

                Certain Business Relationships. During the Registrant's last fiscal year, there were no relationships between the Registrant and entities in which directors or nominees for director have any ownership interest, to which they owe any indebtedness, by which they have been retained, or for which they have performed services.

        (d) (1) The Registrant does not have standing audit, nominating, or compensation committees of the board of directors, or committees performing similar functions.

        (e) (Not applicable.)

        (f) The board of directors held 4 meetings during the last full fiscal year. No incumbent director attended fewer than 75 percent of the aggregate of the total number of meetings of the board of directors (held during the period for which he has been a director).

        (g) No director has resigned or declined to stand for re-election to the board of directors since the date of the last annual meeting of security holders because of a disagreement with the Registrant on any matter relating to the Registrant's operations, policies, or practices.

Item 8. Compensation of Directors and Executive Officers.

        The information required by Item 402 of Regulation S-K ("Executive Compensation") of a small business issuer such as the Registrant is as follows:

        (a) (Not applicable.)

        (b) Summary Compensation Table. For the named executive officers for each of the Registrant's last three completed fiscal years:

                                                                                       Long-Term Compensation
                                                                                ----------------------------------
                                              Annual Compensation                       Awards
                           ------------------------------------------------     ----------------------
                                                                    Other                   Securities     Payouts       All
Name                                                                Annual      Restricted  Underlying     -------      Other
And                                                                 Compen-       Stock      Options/       LTIP        Comp-
Principal                               Salary          Bonus       sation       Award(s)      SARs        Payouts     ensation
Position                   Year           ($)            ($)          ($)          ($)          (#)          ($)          ($)
---------                  ----         ------          -----       -------     ----------  ----------     -------     --------
Larry Hunt                  01            200k            0            0            0            0            0            0
CEO
Richard Quinney             01            120k            0            0            0            0            0            0
CFO
Ronald Crowe, VP            01            150k            0            0            0            0            0            0
(former)*

----------
* Mr. Crowe resigned from the Registrant's board in June 2001.

        (c) Option/SAR Grants Table. At no time during its last completed fiscal year did the Registrant make any individual grants of stock options or freestanding SARs to any of its executive officers.

        (d) Aggregated Option/SAR Exercises and Fiscal Year-End Options/SAR Value Table. At no time during the Registrant's last completed fiscal year did any of its executive officers exercise any stock options (or tandem SARs) or freestanding SARs and the fiscal year-end value of unexercised options and SARs, on an aggregated basis, was nil.


        (e) Long-Term Incentive Plan ("LTIP") Awards Table. No awards were made to any of Registrant's executive officers in the last completed fiscal year under any LTIP.

        (f) Not applicable.

        (g) Compensation of Directors.

                (1) Standard Arrangements. Directors of the Registrant are not compensated for any services provided as a director.

                (2) Other Arrangements. There are no other arrangements pursuant to which any director of the Registrant was compensated during the Registrant's last completed fiscal year for any service provided as a director.

        (h) Employment Contracts, Termination of Employment and
Change-in-Control Arrangements.

                (1) On the date hereof, there is one employment contract between Registrant and its executive officers, namely, with its President and CEO, Larry Hunt. That agreement, dated November 22, 2000, is for a one-year term with a salary of $200,000 per annum, and provides for various benefits including a bonus as and when approved by the Registrant's board. (No bonuses are contemplated.). The agreement also provided for severance pay upon a termination of Mr. Hunt's employment resulting from a change in control, but that pay has been expressly waived by Mr. Hunt for the transaction addressed in this statement.

                (2) There are no compensatory plans or arrangements resulting or that will result from the resignation, retirement, or any other termination of any executive officer's employment with the Registrant and its subsidiaries or from a change-in-control of the Registrant, or a change in the executive officer's responsibilities following a change in control.

        (i) Report on Repricing of Options/SARs. At no time during the last completed fiscal year has the Registrant adjusted or amended the exercise price of stock options or SARs previously awarded to any of its executive officers.

                                    EXHIBITS

Exhibit No. 2     Agreement and Plan of Reorganization dated September 10, 2001.

        [There is no Exhibit No. 1.]


                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.


                                            INNOFONE.COM, INC.
                                               (Registrant)


Date:  October 1, 2001                      By: /s/ LARRY HUNT
                                                --------------------------------
                                            Name:  Larry Hunt
                                            Title:  President